UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-26481

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

220 Liberty Street

Warsaw, New York, 14569

FINANCIAL INSTITUTIONS, INC.

401(k) PLAN

INDEX
		PAGE

Report of Independent Registered Public Accounting Firm		3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2021 and 2020		4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021 and 2020		5

Notes to Financial Statements		6

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)		11

Signature		13

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Financial Institutions, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mengel Metzger Barr & Co. LLP

We have served as the Plan’s auditor since 2019.

Rochester, New York

June 17, 2022

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments at fair value	$66,599,432	$58,344,641
Notes receivable from participants	779,148	764,832
Net assets available for benefits	$67,378,580	$59,109,473

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2021	2020
Additions to net assets attributed to:
Contributions:
Participant	$3,815,790	$3,526,126
Employer	21,078	—
Rollovers	738,094	269,029
Total contributions	4,574,962	3,795,155
Interest income on notes receivable from participants	45,237	59,187
Net appreciation in fair value of investments	7,443,546	6,212,488
Other income	8,667	1,908
Total additions	12,072,412	10,068,738

Deductions to net assets attributed to:
Benefits paid to participants	3,739,346	3,321,012
Administrative expenses	63,959	68,079
Total deductions	3,803,305	3,389,091

Net increase	8,269,107	6,679,647
Net assets available for benefits at beginning of year	59,109,473	52,429,826
Net assets available for benefits at end of year	$67,378,580	$59,109,473

The accompanying notes are an integral part of the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

(1.) DESCRIPTION OF THE PLAN

The following description of the Financial Institutions, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

The Plan was originally established in 1986 and has since been amended. The Plan is a defined contribution plan covering all employees of Financial Institutions, Inc. (the “Company”) and its subsidiaries and who have attained the age of 18.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plan Administration Committee of the Company. The Vanguard Group, Inc. (“Vanguard”) is a party-in-interest of the Plan and serves as the Plan’s custodian, trustee and as record keeper to maintain the individual accounts for each Plan participant.

Contributions

Eligible participants may contribute up to 100% of their pre-tax annual compensation, as defined by the Plan, subject to annual limits established by the Internal Revenue Service (“IRS”). Participants may also contribute rollovers from other qualified plans.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year whose elective contributions have reached the IRS limit are permitted under the Plan to make catch-up contributions up to the IRS catch-up contribution limit.

Employees not opting out of participation in the Plan are treated as if they had elected to contribute 3% of their salary with automatic increases to 4% in the third year, 5% in the fourth year and 6% in the fifth and subsequent years.

The Company may make discretionary profit-sharing contributions; however, no discretionary profit-sharing contribution was declared for the years ended December 31, 2021 and 2020.

Investment Options

Participants direct the investment of all contributions, including any Company profit-sharing contributions, into various investment options offered by the Plan. Investment options currently available include various mutual funds, common/collective trust funds and common stock of the Company.

Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings/losses and is charged with an allocation of administrative expenses if the Company does not pay those expenses from its own assets. All amounts in participant accounts are participant directed.

Vesting

Participants are vested immediately in their contributions and the earnings/losses thereon. Participants become fully vested in Company contributions after two years of continuous service.

Forfeited Accounts

When certain terminations of participation occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Such forfeitures are used for payment of Plan administrative expenses or to reduce future employer contributions. Forfeitures used for Plan administrative expenses totaled $78 for each of the years ended December 31, 2021 and 2020. There were $40,000 of forfeitures used to reduce employer contributions for the year ended December 31, 2021 and no forfeitures used to reduce employer contributions for the year ended December 31, 2020. Accumulated forfeitures available for payment of Plan administrative expenses or to reduce future employer contributions totaled $15,717 and $48,187 as of December 31, 2021 and 2020, respectively.

Payment of Benefits

Participants may withdraw all or a portion of their vested balance upon termination of employment due to separation from service, retirement, disability, or death, or upon financial hardship as defined in the Internal Revenue Code (“IRC”). When a participant terminates employment, the participant may elect to receive benefits in a lump-sum distribution or a deferred annuity. If the participant’s vested account balance is $1,000 or less a lump-sum cash payment is made.

Withdrawal of an active employee’s before-tax contributions prior to a participant reaching age 59-1/2 may only be made on account of financial hardship as determined by the Trustee.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

(1.) DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Note terms must not exceed five years unless the proceeds are to be used for the purchase of a principal residence, in which case the repayment period may not exceed 15 years. The notes are secured by the participants’ accounts and generally bear interest at 2% above the prime rate (rates range from 5.25% to 7.50% for notes outstanding at December 31, 2021) at the time of the note origination. Principal and interest are paid ratably through after-tax payroll deductions.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are paid by the Plan and participants.

A Plan expense account (the “ERISA account”) is maintained to hold revenue sharing funds the Plan receives from Vanguard pursuant to an agreement between Vanguard and the Plan. These revenue sharing funds are available to pay qualified Plan administrative expenses. At December 31, 2021 and 2020, the ERISA account balance was $20,199 and $20,197, respectively. During 2021 and 2020, $-0- was used to pay Plan expenses.

(2.) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Impacts Related to COVID-19 Pandemic

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and contributed to volatility in financial markets. Since the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

The Plan adopted certain features specified in Federal regulations of the Coronavirus Aid Relief and Economic Security Act for qualifying participants including COVID-19 distribution options of up to $100,000, deferment of loan payments, and elimination of 2020 Required Minimum Distributions for those participants who meet certain qualifications.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year, and also includes interest and dividend income. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair value of investments.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of net assets available for benefits and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

(2.) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan provides for a choice of investment options, including various mutual funds, common/collective trust funds and common stock of the Company. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions in accordance with the terms of the Plan document.

Contributions

Contributions from participants and any related employer match are recognized on the accrual basis as participants earn salary deferrals. Additional discretionary employer profit-sharing contributions are recognized when declared by the Company.

Distributions

Distributions are recorded by the Plan when paid.

(3.) FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

(3.) FAIR VALUE MEASUREMENTS (Continued)

Investments Measured at Fair Value on a Recurring Basis

The fair value of the Plan’s assets at December 31, 2021 and 2020, by level within the fair value hierarchy, is presented as follows:

	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

December 31, 2021
Cash and cash equivalents	$35,915	$—	$—	$35,915
Mutual funds	60,482,608	—	—	60,482,608
Financial Institutions, Inc. common stock	2,312,652	—	—	2,312,652
	$62,831,175	$—	$—	$62,831,175
Common/collective trust funds (a)				3,768,257
Total investments				$66,599,432

December 31, 2020
Cash and cash equivalents	$68,383	$—	$—	$68,383
Mutual funds	52,838,432	—	—	52,838,432
Financial Institutions, Inc. common stock	1,629,866	—	—	1,629,866
	$54,536,681	$—	$—	$54,536,681
Common/collective trust funds (a)				3,807,960
Total investments				$58,344,641

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers between Level 1 and Level 2 or 3 during the years ended December 31, 2021 and 2020.

The Plan’s valuation techniques used to measure the fair values of cash and cash equivalents, mutual funds and Financial Institutions, Inc. common stock that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value:

Cash and cash equivalents: Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

Mutual funds: The shares of registered investment companies are valued at quoted market prices.

Common stock: The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the Plan year.

Common/collective trust funds: The Plan offers participants the Vanguard Retirement Savings Trust III, which invests primarily in benefit responsive investment contracts with insurance companies, banks and other financial institutions and is reported at fair value in the statements of net assets available for benefits. There were no significant unfunded commitments or redemption restrictions on these investments.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

(3.) FAIR VALUE MEASUREMENTS (Continued)

The trustee of the common/collective trust uses various valuation techniques to measure the fair value of the assets within the fund. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year-end. Underlying investments of the synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the trustees. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes. Commercial paper and other investment securities with less than 60 days to maturity when purchased are valued at amortized cost, which approximates fair value. Investments in regulated investment companies, collective investment trusts and separate accounts are valued at the net asset value per share/unit. The fair value of the wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year-end.

(4.) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to the entire amount of their account balances at the date of such termination.

(5.) TAX STATUS

The Plan uses a prototype plan document sponsored by Vanguard. Vanguard received an opinion letter from the IRS dated March 31, 2014, which states that the prototype plan document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2021 and 2020.

(6.) PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2021 and 2020, the Plan made purchases of approximately $234,000 and $190,000 and sales of approximately $233,000 and $160,000, respectively, of the Company’s common stock. The Plan’s investment in the Company’s common stock represents approximately 3.4% and 2.8% of the net assets available for benefits at December 31, 2021 and 2020, respectively. Notes receivable from participants, totaling $779,148 and $764,832 at December 31, 2021 and 2020, respectively, are also considered party-in-interest transactions.

The Plan invests in various mutual funds and a common/collective trust that are managed by Vanguard, custodian, trustee and recordkeeper of the Plan. Transactions in such investments qualify as party-in-interest transactions.

(7.) SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through June 17, 2022, which is the date the financial statements were issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

FINANCIAL INSTITUTIONS, INC. 401(K) PLAN

EIN 16-0816610, PLAN # 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current Value

	Cash and Cash Equivalents:
*	Vanguard Federal Money Market Fund	35,915	shares	$35,915

	Mutual Funds:
*	Vanguard Institutional Target Retirement 2025 Fund	393,272	shares	11,546,479
*	Vanguard Institutional Target Retirement 2030 Fund	340,292	shares	10,433,353
*	Vanguard Institutional Target Retirement 2035 Fund	270,383	shares	8,595,475
*	Vanguard Institutional Target Retirement 2040 Fund	135,152	shares	4,458,680
*	Vanguard Institutional Target Retirement 2020 Fund	145,868	shares	3,983,645
*	Vanguard 500 Index Fund Admiral Shares	8,489	shares	3,733,544
*	Vanguard Institutional Target Retirement 2015 Fund	131,864	shares	3,251,759
*	Vanguard Institutional Target Retirement 2045 Fund	88,839	shares	3,026,748
*	Vanguard Institutional Target Retirement 2050 Fund	65,135	shares	2,231,518
*	Vanguard Institutional Target Retirement Income Fund	62,010	shares	1,532,882
*	Vanguard Institutional Target Retirement 2055 Fund	42,006	shares	1,442,893
*	Vanguard Small-Cap Index Fund Admiral Shares	13,225	shares	1,433,198
	T. Rowe Price Blue Chip Fund; I Class	7,848	shares	1,398,739
*	Vanguard Mid-Cap Index Fund Admiral Shares	2,989	shares	943,045
	Baird Core Plus Bond Fund; Institutional Class	51,765	shares	604,100
	American Funds EuroPacific Growth Fund; Class R-6	8,629	shares	558,546
*	Vanguard Emerging Markets Stock Index Fund Admiral Shares	12,918	shares	529,620
*	Vanguard Institutional Target Retirement 2060 Fund	11,303	shares	389,840
	DFA Inflation-Protected Securities Port; Inst'l Cl Shr	27,737	shares	369,176
*	Vanguard Institutional Target Retirement 2065 Fund	613	shares	19,368
				60,482,608

	Common/Collective Trust:
*	Vanguard Retirement Savings Trust III	3,768,257	shares	3,768,257

*	Financial Institutions, Inc. Company Stock	72,725	shares	2,312,652

*	Notes receivable from participants	5.25% - 7.50%, due through 2034		779,148
				$67,378,580

* Denotes party-in-interest

Column (d), cost, has been omitted, as all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description	Location

23.1	Consent of Independent Registered Public Accounting Firm	Filed Herewith

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL INSTITUTIONS, INC. 401(k) PLAN

Date:	June 17, 2022	/s/ W. Jack Plants II
W. Jack Plants II
Senior Vice President, Chief Financial Officer and Treasurer

Date:	June 17, 2022	/s/ Sonia M. Dumbleton
Sonia M. Dumbleton
Senior Vice President, Controller